UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(RULE 13E-100)

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

PETCO ANIMAL SUPPLIES, INC.

(Name of the Issuer)

PETCO ANIMAL SUPPLIES, INC.

GREEN EQUITY INVESTORS IV, L.P.

GEI CAPITAL IV, LLC

TPG PARTNERS V, L.P.

TPG ADVISORS V, INC.

ROVER HOLDINGS CORP.

ROVER ACQUISITION CORP.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

716016 20.9

(CUSIP Number of Class of Securities)

JOHN G. DANHAKL Partner Leonard Green & Partners, L.P. 11111 Santa Monica Boulevard, Suite 2000 Los Angeles, California 90025 (310) 954-0444	DARRAGH J. DAVIS, ESQ. Vice President, General Counsel and Corporate Secretary PETCO Animal Supplies, Inc. 9125 Rehco Road San Diego, California 92121 (858) 453-7845

DAVID A. SPURIA Vice President and General Counsel Texas Pacific Group 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102 (817) 871-4000

Copy to:

NICHOLAS P. SAGGESE, ESQ. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue, Suite 3400 Los Angeles, California 90071-3144 (213) 687-5000	DAVID R. SNYDER, ESQ. T. MICHAEL HIRD, ESQ. Pillsbury Winthrop Shaw Pittman LLP 501 West Broadway, Suite 1100 San Diego, California 92101-3575 (619) 234-5000

(Name, address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$1,694,981,486	$181,363.02

*	For purposes of calculating the amount of the filing fee only. The filing fee was determined by adding (x) the product of (i) the number of shares of common stock, par value $0.001 per share, of PETCO Animal Supplies, Inc. (“Common Stock”) that are proposed to be acquired in the merger and (ii) the merger consideration of $29.00 in cash per share of Common Stock, plus (y) $24,082,367 expected to be paid to holders of stock options with an exercise price of less than $29.00 per share granted by PETCO Animal Supplies, Inc. to purchase shares of Common Stock in exchange for the cancellation of such options plus (z) $11,024,350 expected to be paid to holders of restricted stock units in exchange for the cancellation of such units ((x), (y) and (z) together, the “Total Consideration”). The payment of the filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the Total Consideration by 0.000107.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $181,363.02

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Parties: PETCO Animal Supplies, Inc.

Date Filed: August 11, 2006

Introduction

This Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by (1) PETCO Animal Supplies, Inc., a Delaware corporation (“PETCO” or the “Company”), the issuer of common stock, par value $0.001 per share (the “Common Stock”), that is subject to the Rule 13e-3 transaction, (2) Green Equity Investors IV, L.P., a Delaware limited partnership (“GEI IV”), (3) GEI Capital IV, LLC, a Delaware limited liability company (“GEI Capital”), (4) TPG Partners V, L.P., a Delaware limited partnership (“TPG V”), (5) TPG Advisors V, Inc., a Delaware corporation (“TPG Advisors”), (6) Rover Holdings Corp., a Delaware corporation (“Buyer”), and (7) Rover Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Buyer (“Merger Sub”). This Schedule 13E-3 relates to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 13, 2006, by and among PETCO, Buyer and Merger Sub.

Concurrently with the filing of this Schedule 13E-3, PETCO is filing with the Securities and Exchange Commission a preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to adopt the Merger Agreement. The adoption of the Merger Agreement requires the affirmative vote of stockholders holding a majority of the shares of Common Stock outstanding as of the close of business on the record date.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

All information contained in this Statement concerning any of the Filing Persons has been provided by such Filing Person and no other Filing Person, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.

The filing of this Statement shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1. Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

Item 2. Subject Company Information

Regulation M-A Item 1002

(a) The information contained in the section of the Proxy Statement entitled “THE COMPANIES—PETCO Animal Supplies, Inc.” is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“INTRODUCTION”

“THE SPECIAL MEETING—Record Date; Quorum and Voting”

(c)-(d) The information contained in the section of the Proxy Statement entitled “MARKET PRICES AND DIVIDEND INFORMATION” is incorporated herein by reference.

(e) Not applicable.

(f) The information contained in the section of the Proxy Statement entitled “SPECIAL FACTORS—Relationship Between Us and Leonard Green and TPG” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

Regulation M-A Item 1003

(a) The information set forth in the Proxy Statement under the following captions and in paragraph (c) below are incorporated herein by reference:

“THE COMPANIES”

“SPECIAL FACTORS—Relationship Between Us and Leonard Green and TPG”

(b) The information contained in the section of the Proxy Statement entitled “THE COMPANIES” is incorporated herein by reference.

(c) The information contained in the section of the Proxy Statement set forth under the caption “THE COMPANIES” is incorporated herein by reference.

PETCO Information: Set forth below for each director and executive officer of PETCO is his or her respective present principal occupation or employment, the name of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. None of PETCO nor, to the knowledge of PETCO, any of the PETCO directors or executive officers listed below has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of PETCO nor, to the knowledge of PETCO, any of the PETCO directors or executive officers listed below has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each PETCO individual listed below, with the exception of Messrs. Day and Maslen, are citizens of the United States. Mr. Day is a citizen of Britain and Mr. Maslen is a citizen of Australia.

PETCO’s Executive Officers:

Brian K. Devine, Chairman of the Board, joined PETCO in August 1990. He served as President and Chief Executive Officer until March 2004 and has served as Chairman of the Board since January 1994. Prior to joining the Company, Mr. Devine was President of Krause’s Sofa Factory, a furniture retailer and manufacturer, from 1988 to 1989. From 1970 to 1988, Mr. Devine was employed by Toys “R” Us, a retailer of children’s toys, in various positions, including Senior Vice President, Director of Stores, and Senior Vice President, Growth, Development and Operations. From 1963 until 1970, Mr. Devine was Statistical Advisor for Planning for the U.S. Department of Health, Education and Welfare. Mr. Devine graduated from Georgetown University in 1963 with a B.A. degree in economics and currently serves as a board member of Wild Oats Markets, Inc., a publicly held retailer and distributor of natural foods, the Retail Industry Leaders Association, the National Retail Federation, Students in Free Enterprise, Georgetown University Board of Regents, Georgetown University College Board of Advisors, San Diego International Sports Council and the San Diego Padres.

James M. Myers, Chief Executive Officer and a director, joined PETCO in May 1990. Mr. Myers was named Chief Executive Officer in March 2004. From 1998 to 2004, Mr. Myers served as Executive Vice President and Chief Financial Officer of PETCO. From 1996 to 1998, Mr. Myers served as Senior Vice President, Finance and before that as Vice President, Finance and as Vice President and Controller of PETCO. From 1980 to 1990, Mr. Myers held various positions at the accounting firm of KPMG LLP, including Senior Audit Manager. Mr. Myers has served as a director since October 2000. Mr. Myers earned a CPA and received an accounting degree from John Carroll University.

Bruce C. Hall, President and Chief Operating Officer, joined PETCO in April 1997. Mr. Hall was named President in March 2004 and has been serving as Chief Operating Officer since March 2001. Mr. Hall spent 34 years from 1963 to 1997 with Toys “R” Us, a retailer of children’s toys, where he progressively advanced from field operations through a number of positions, including Senior Vice President of Operations.

David E. Bolen, Executive Vice President and Chief Merchandising Officer, joined PETCO in January of 2006. From 2001 to 2006, Mr. Bolen was Executive Vice President for Merchandising, Marketing and Supply Chain at Jo-Ann Stores, Inc. From 1997 to 2000, Mr. Bolen was Executive Vice President of Operations for Jo-Ann Stores. From 1994 to 1996, Mr. Bolen was Executive Vice-President, Operations at Michael’s Stores, Inc. From 1988 to 1994, Mr. Bolen held various senior executive positions with Leeward’s Creative Crafts where he was ultimately named Chief Operating Officer. From 1968 to 1985, Mr. Bolen held various operations, merchandising and store leadership positions with a number of retailers. Mr. Bolen has over 35 years of retail and specialty retail experience.

Rodney Carter, Senior Vice President and Chief Financial Officer, joined PETCO in March 2004. From 2000 to 2003, Mr. Carter was Executive Vice President and Chief Financial Officer of CEC Entertainment, Inc. He spent 12 years with J.C. Penney Company, Inc. from 1988 to 2000, where he progressively advanced through a number of positions including CFO of JCPenney Credit and CFO of JCPenney Direct Marketing Services, Inc. Prior to J.C. Penney, Mr. Carter was in corporate banking for five years. Mr. Carter has a bachelor’s degree from Texas Tech University, an M.B.A. from Southern Methodist University, and a Masters in International Management from Thunderbird, The Garvin School of International Management.

Frederick W. Major, Senior Vice President, Information Systems, joined PETCO in April 1988 and became Senior Vice President, Information Systems in March 2002. Mr. Major initially served as Management Information Systems Manager and then as Director of Information Systems and most recently as Vice President of Information Systems. From 1983 to 1988, Mr. Major was a Systems Analyst at General Dynamics Corporation. Mr. Major graduated from National University with a degree in computer science.

Janet D. Mitchell, Senior Vice President, Human Resources and Administration, joined PETCO in February 1989. From 1989 to 1998, Ms. Mitchell served as Vice President, Human Resources. From 1981 to 1989, Ms. Mitchell held various management positions in human resources with the Southland Corporation’s 7-Eleven stores. From 1978 to 1981, Ms. Mitchell held various positions with the El Torito Restaurant chain. Ms. Mitchell holds a B.A. degree from San Diego State University.

Razia Richter, Senior Vice President, Supply Chain, joined PETCO in 1991 and became Senior Vice President, Supply Chain in March 2004. Ms. Richter was most recently Vice President of Southwest Store Operations. Prior to that Ms. Richter held various positions in the Company including Vice President, Inventory Management and Analytical Services; Vice President, Business Development; and Controller. Prior to joining PETCO, Ms. Richter held various accounting positions at the accounting firm KPMG LLP. She earned her CPA, and has an accounting degree from San Diego State University and an M.B.A. from the University of San Diego.

William M. Woodard, Senior Vice President, Business Development, joined PETCO in January 1991. From 1991 to 1999, Mr. Woodard served as Senior Vice President, Store Operations. From 1987 to 1990, Mr. Woodard was Vice President, Director of Marketing at J. M. Jones, Inc., a wholesale division of SuperValu Stores, Inc. From 1970 to 1987, Mr. Woodard was employed by Safeway Stores, Inc., a grocery retailer, in a number of positions including Retail Operations Manager and Marketing Operations Manager. Mr. Woodard holds an administrative management degree from North Texas State University and an M.B.A. in marketing from the University of Southern California.

PETCO’s Directors (other than Messrs. Danhakl, Devine and Myers):

David B. Appel has served as a director since April 2004. Mr. Appel currently serves as Chairman of Orange Glo International, a privately-held marketer of cleaning and home care products. Mr. Appel joined Orange Glo in 1999 as Chief Operating Officer, and was named Chairman in 2001. Prior to Orange Glo International, Mr. Appel was a partner with Accenture (formerly Andersen Consulting), serving retail and consumer goods companies for 17 years in San Francisco, Paris and Tokyo. Mr. Appel earned both his B.A. and M.B.A. from the University of Chicago.

Sandra N. Bane has served as a director since April 2004. Ms. Bane is a retired audit partner from KPMG LLP, having served 24 years with the firm. While at KPMG LLP, Ms. Bane headed the Western Region’s Merchandising practice, helped establish the Employee Benefits audit specialist program and was partner-in-charge of the Western Region’s Human Resource department for two years. She is a member of the American Institute of Certified Public Accountants and the California Society of CPAs. Ms. Bane serves on the Board of Directors of Big 5 Sporting Goods, Inc. and TransAmerica Premier Funds. Ms. Bane graduated from California State University Long Beach in 1975 with a degree in accounting.

David T. Ching has served as a director since November 2005. Mr. Ching currently serves as Senior Vice President and Chief Information Officer for Safeway Inc. Prior to joining Safeway in 1994, Mr. Ching was General Manager-North America for British American Consulting Group, a software/consulting firm focusing on the distribution and retail industry. From 1979 to 1993, Mr. Ching was with Lucky Stores Inc., most recently as Senior Vice President of Information Systems. From 1975 to 1979, Mr. Ching held information technology management positions at Bell Canada and at Control Data Canada. Mr. Ching holds a master’s degree in management sciences from Stanford University, a master’s degree in computer sciences from the University of California, Berkeley, and a bachelor’s degree in electrical engineering from the University of Wisconsin, Madison.

Julian C. Day has served as a director since November 2000. In July 2006, Mr. Day became the Chief Executive Officer of RadioShack. From October 2004 to April 2006 Mr. Day served as a Director of Sears Holdings Corporation. Mr. Day served as the Chief Executive Officer and a Director of Kmart, from January 2003 to October 2004. From March 2002 to January 2003, Mr. Day served as the President and Chief Operating Officer of Kmart Corporation. From 1999 to 2000, Mr. Day was with Sears Roebuck, most recently as Executive Vice President and Chief Operating Officer. From 1992 to 1998, Mr. Day was with Safeway Inc., where he became Executive Vice President and Chief Financial Officer. Mr. Day is a graduate of Oxford University.

Charles W. Duddles has served as a director since March 2002. Mr. Duddles served most recently as Executive Vice President, Chief Financial Officer and Chief Administrative Officer of Jack in the Box Inc., the operator and franchiser of the Jack in the Box restaurant chain, where he spent more than 21 years until his retirement in August 2001. Mr. Duddles was formerly a CPA and received an accounting degree from Ferris State University.

Peter Maslen has served as a director since October 2005. Mr. Maslen is CEO of The HansonMaslen Group, LLC, a private investment, development and consulting firm. From 1999 to 2003, Mr. Maslen served as President of Starbucks Coffee International. Prior to that, he was President of Tricon Restaurants Central Europe (now YUM! Brands, Inc.) and held executive leadership positions at PepsiCo and Mars, Inc. internationally. Mr. Maslen serves on the boards of Herbalife Ltd. and a number of privately held companies. He is currently chairman of the Global Business Advisory Board at the University of Washington Business School and a member of the Advisory Board of the Albers School of Business and Economics at Seattle University.

GEI IV and TPG V Entities Information: Set forth below for each member of GEI Capital (the general partner of GEI IV) and each director and executive officer of TPG Advisors (the general partner of the general partner of TPG V), Buyer and Merger Sub, is his or her respective present principal occupation or employment, the name of the organization in which such occupation or employment is conducted and the five-year employment history of each such person. The managers of GEI Capital are Jonathan D. Sokoloff, John G. Danhakal and Peter J. Nolan, and the members of GEI Capital are Jonathan A. Seiffer, John M. Baumer and Timothy J. Flynn. The directors of TPG Advisors are David Bonderman and James Coulter, and the executive officers of TPG Advisors are David Bonderman (Chairman of the Board and President), James Coulter (Vice President), John Viola (Vice President and Treasurer), David A. Spuria (Vice President and Secretary), Thomas Reinhart (Vice President), Jonathan Coslet (Vice President), and Thomas Keltner (Chief Compliance Officer).

During the past five years, none of Buyer, Merger Sub, GEI IV, GEI Capital, TPG V, TPG Advisors, and none of their respective directors and executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the past five years, none of Buyer, Merger Sub, GEI IV, GEI Capital, TPG V, TPG Advisors, and none of their respective directors and executive officers has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Each of the individuals listed below are citizens of the United States.

GEI IV

John M. Baumer has been a partner of Leonard Green & Partners, L.P. , a Delaware limited partnership (“Leonard Green”) since January 2001. Mr. Baumer was a vice president at Leonard Green from May 1999 to January 2001. Mr. Baumer is currently a member and senior vice president of GEI Capital, the general partner of GEI IV, and has also served as a director and Vice President of both Buyer and Merger Sub since their respective formations. Before joining Leonard Green, Mr. Baumer was first an associate and then a vice president in the corporate finance division of Donaldson, Lufkin & Jenrette in Los Angeles.

John G. Danhakl became a director of the Company in October 2000. Mr. Danhakl has been a partner of Leonard Green since 1995. Prior to joining Leonard Green, Mr. Danhakl was a Managing Director in the Los Angeles office of Donaldson, Lufkin & Jenrette, or DLJ, and had been with DLJ since 1990. Prior to joining DLJ, Mr. Danhakl was a Vice President at Drexel Burnham Lambert from 1985 to 1990. Mr. Danhakl presently serves on the Boards of Directors of Arden Group, Inc., Horseshows in the Sun (HITS), Leslie’s Poolmart, Inc., The Neiman Marcus Group, Inc., Rite Aid Corporation and The Tire Rack, Inc. Mr. Danhakl has been a manager and member of GEI Capital, the general partner of GEI IV, and has also served as a director of both Buyer and Merger Sub since their respective formations. Mr. Danhakl is a 1980 graduate of the University of California at Berkeley. He received his M.B.A. in 1985 from the Harvard Business School.

Timothy J. Flynn has been a partner of Leonard Green since January 2005. Mr. Flynn joined Leonard Green as a vice president in 2003. Mr. Flynn is currently a member and senior vice president of GEI Capital, the general partner of GEI IV. Before joining Leonard Green, Mr. Flynn was a Director in the Investment Banking Department of Credit Suisse First Boston in Los Angeles.

Peter J. Nolan has been a partner of Leonard Green since 1997. Before joining Leonard Green, Mr. Nolan was a Managing Director and Co-Head of Donaldson, Lufkin & Jenrette’s Los Angeles Investment Banking Division. Mr. Nolan has been a manager and member of GEI Capital, the general partner of GEI IV, since its formation.

Jonathan A. Seiffer has been a partner of Leonard Green since January 1999. Mr. Seiffer was a vice president at Leonard Green from 1997 to 1999 and an associate at Leonard Green from 1994 to 1997. Mr. Seiffer is currently a member and senior vice president of GEI Capital, the general partner of GEI IV. Mr. Seiffer has served as a director and the president of both Buyer and Merger Sub since their formation. Mr. Seiffer also served as a director of Gart Sports Company from 1998 until the 2003 merger of Gart Sports Company and The Sports Authority, Inc.

Jonathan D. Sokoloff has been a partner of Leonard Green since 1990, and was employed at Drexel Burnham Lambert Incorporated from 1985 through 1990, most recently as a managing director. He has been an executive officer and equity owner of Leonard Green since its formation in 1994, and is also a director of Rite Aid Corporation, Dollar Financial Group, Inc., and several private companies. Mr. Sokoloff has been a manager and member of GEI Capital, the general partner of GEI IV, since its formation.

Michael Solomon is a Vice President of Leonard Green. Mr. Solomon worked in the Financial Sponsors Group of Deutsche Banc Alex Brown in Los Angeles from 1996 until he joined Leonard Green in 2005. Mr. Solomon is involved with Leonard Green’s investments in AsianMedia Group LLC, and Dollar Financial Group, Inc., and was previously involved with Phoenix Scientific, Inc., and VCA Antech, Inc. Mr. Solomon presently serves on the Board of Directors of Dollar Financial Group, Inc., and has previously served on the Board of Directors of Phoenix Scientific, Inc. Mr. Solomon has also served as a Vice President of both Buyer and Merger Sub since their respective formations.

TPG V

David Bonderman is a founding partner of Texas Pacific Group (“TPG”) and Newbridge Capital. Prior to forming TPG in 1993, Mr. Bonderman was Chief Operating Officer of the Robert M. Bass Group, Inc. (now doing business as Keystone, Inc.) in Fort Worth, Texas. Prior to joining Keystone, Inc. in 1983, Mr. Bonderman was a partner in the law firm of Arnold & Porter LLP in Washington, D.C., where he specialized in corporate, securities, bankruptcy and antitrust litigation. From 1969 to 1970, Mr. Bonderman was a Fellow in Foreign and Comparative Law in conjunction with Harvard University and from 1968 to 1969, he was Special Assistant to the U.S. Attorney General in the Civil Rights Division. From 1967 to 1968, Mr. Bonderman was Assistant Professor at Tulane University School of Law in New Orleans. Mr. Bonderman graduated magna cum laude from Harvard Law School and was a member of the Harvard Law Review and a Sheldon Fellow. He is also a Phi Beta Kappa graduate of the University of Washington in Seattle. Mr. Bonderman serves on the Boards of Directors of CoStar Group, Inc., Burger King Corporation, Gemalto N.V. and Metro-Goldwyn-Mayer Inc., and is Chairman of the Board of Directors of Ryanair Holdings plc. He also serves on the Boards of The Wilderness Society, the Grand Canyon Trust, the World Wildlife Fund and the American Himalayan Foundation. In addition, Mr. Bonderman has served as the President of both Buyer and Merger Sub since their respective formations.

Jonathan Coslet is a partner of TPG. Prior to joining TPG, Mr. Coslet worked at Donaldson, Lufkin & Jenrette Inc., specializing in leveraged acquisitions from 1991 to 1993. From 1987 to 1989, Mr. Coslet worked at Drexel Burnham Lambert Inc. Mr. Coslet received an M.B.A. from Harvard Business School, where he was a Baker Scholar and Loeb Fellow. Mr. Coslet received his B.S.E. in Economics (Finance), summa cum laude, from the Wharton School of the University of Pennsylvania, where he was a Valedictorian, Gordon Fellow and Steur Fellow. Mr. Coslet serves or has served on the Boards of Directors of Burger King Corporation, J. Crew Group, Inc., Quintiles Transnational Corporation, IASIS Healthcare LLC, Fidelity Information Services, Inc. and The Neiman Marcus Group, Inc. Mr. Coslet has served as a director of both Buyer and Merger Sub since their respective formations.

James G. Coulter is a founding partner of TPG. Prior to forming TPG, Mr. Coulter was Vice President of the Robert M. Bass Group, Inc. (now doing business as Keystone, Inc.) in Fort Worth, Texas from 1986 to 1992. From 1986 to 1988, Mr. Coulter was also associated with SPO Partners, an investment firm that focused on public market and private minority investments. From 1982 to 1984, Mr. Coulter was a financial analyst for Lehman Brothers Kuhn Loeb, Inc. Mr. Coulter received an M.B.A. from the Stanford Graduate School of Business. He is also a Phi Beta Kappa, summa cum laude graduate of Dartmouth College. Mr. Coulter serves or has served on the Boards of Directors of J. Crew Group, Inc., Zhone Technologies, Inc., Continental Airlines, Inc., Beringer Wine Estates, Northwest Airlines Corporation, Lenovo Group Limited and The Neiman Marcus Group, Inc. He also serves on the Boards of the San Francisco Zoological Society, the Bay Area Discovery Museum, the San Francisco Day School and Common Sense Media Inc.

Thomas Keltner is the Chief Compliance Officer of TPG. Prior to joining TPG in 2005, Mr. Keltner worked as an attorney in the Enforcement Division of the U.S. Securities and Exchange Commission (the “SEC”). Prior to his time at the SEC, Mr. Keltner was an associate in the Corporate and Securities department of Baker Botts LLP. Mr. Keltner received a J.D., magna cum laude, and an M.B.A. from Baylor University, where he was Senior Editor of the Baylor Law Review, as well as a B.S. in Finance from Oklahoma State University.

Thomas E. Reinhart is a partner and the Chief Operating Officer of TPG. Prior to joining TPG in 1998, Mr. Reinhart was a managing director in the Investment Banking Division at Salomon Smith Barney. He provided equity and debt financing and merger and acquisition services to companies and private equity firms in the western United States. Mr. Reinhart also was Group Head of Salomon Smith Barney’s Restructuring Department, which provided restructuring services to financially distressed companies. Prior to 1990, Mr. Reinhart worked in the Investment Banking departments of Drexel Burnham Lambert, Inc. and L.F. Rothschild, Unterberg, Towbin. Mr. Reinhart received an M.B.A. from the Amos Tuck School of Business Administration and an A.B. from Dartmouth College.

David A. Spuria is a partner and the General Counsel of TPG. Prior to joining TPG in 2005, Mr. Spuria was the General Counsel and administrative officer of Capital Z Management, LLC, which managed direct-investing private equity funds and private equity funds that made sponsorship investments in other investment funds. Prior to joining Capital Z in 1998, Mr. Spuria was a partner in the law firm of Weil, Gotshal & Manges LLP, where he was Co-Head of the Insurance Practice Group. Mr. Spuria received a J.D. from the University of North Carolina School of Law and a B.S. in Finance and Accounting from the American University. He currently serves on the Board of Directors of British Vita Unlimited. Mr. Spuria has also served as Vice President and Secretary of Buyer and Merger Sub since their respective formations.

John E. Viola is a partner and the Chief Financial Officer of TPG. Prior to joining TPG in 2001, Mr. Viola was Vice President of Colony Capital, LLC, responsible for the general management of Colony Capital LLC’s operations and for certain financial matters, including investor reporting and deal structuring. Prior to joining Colony Capital LLC in 1993, Mr. Viola was controller for the California Community Reinvestment Corporation (“CCRC”). Prior to joining CCRC, Mr. Viola spent five years in the Los Angeles offices of Ernst & Young, where he worked with a number of public and private entrepreneurial clients. Mr. Viola currently serves on the Board of Directors of the Fort Worth Zoological Association and the Board of Trustees of Trinity Valley School. Mr. Viola has also served as Vice President and Treasurer of both Buyer and Merger Sub since their respective formations. Mr. Viola received a B.S. from Loyola Marymount University and an M.B.A. from the Anderson School of the University of California, Los Angeles. Mr. Viola is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants. Mr. Viola has served as Vice President and Treasurer of both Buyer and Merger Sub since their respective formations.

Carrie Wheeler is a partner of TPG. Prior to joining TPG in 1996, Ms. Wheeler worked in the Mergers and Acquisitions Department and the Principal Investment Area of Goldman, Sachs & Co. from 1993 to 1996. Ms. Wheeler graduated with distinction from Queen’s University, where she earned a Bachelors of Commerce (Honours). Ms. Wheeler currently serves on the Boards of Directors of The Neiman Marcus Group, Inc. and Metro-Goldwyn-Mayer Inc., and has served as a director of both Buyer and Merger Sub since their respective formations.

Item 4. Terms of the Transaction

Regulation M-A Item 1004

(a)(1) Not applicable.

(a)(2) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Positions of the Leonard Green Entities and TPG Entities Regarding the Fairness of the Merger”

“THE SPECIAL MEETING—Record Date; Quorum and Voting”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences of the Merger”

“THE MERGER AGREEMENT—Treatment of Stock Options and Other Stock Rights”

(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of Officers and Directors in the Merger”

“THE MERGER AGREEMENT—Treatment of Stock Options and Other Stock Rights”

(d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“APPRAISAL RIGHTS”

ANNEX C—Section 262 of the Delaware General Corporation Law

(e) The information set forth in the Proxy Statement under “SPECIAL FACTORS—Background of the Merger” is incorporated herein by reference. There have been no other provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Interests of Officers and Directors in the Merger”

“SPECIAL FACTORS—Relationship Between Us and Leonard Green and TPG”

(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of Officers and Directors in the Merger”

“THE MERGER AGREEMENT”

ANNEX A—Agreement and Plan of Merger

(c) The information set forth in the Proxy Statement under “SPECIAL FACTORS—Background of the Merger” is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“SPECIAL FACTORS—Interests of Officers and Directors in the Merger”

“THE MERGER AGREEMENT”

ANNEX A—Agreement and Plan of Merger

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“SPECIAL FACTORS—Certain Effects of the Merger”

“THE MERGER AGREEMENT—Consideration to be Received by Our Stockholders in the Merger”

“THE MERGER AGREEMENT — Treatment of Stock Option and Other Stock Rights”

“SPECIAL FACTORS—Plans for PETCO After the Merger”

(c)(1)-(8) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for PETCO After the Merger”

“SPECIAL FACTORS—Financing for the Merger; Source and Amount of Funds”

“SPECIAL FACTORS—Interests of Officers and Directors in the Merger”

“THE MERGER AGREEMENT”

ANNEX A—Agreement and Plan of Merger

Item 7. Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)-(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Positions of the Leonard Green Entities and TPG Entities Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Independent Committee’s Financial Advisor”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for PETCO After the Merger”

“SPECIAL FACTORS—Conduct of Our Business if the Merger is Not Completed”

(d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Conduct of Our Business if the Merger is Not Completed”

“SPECIAL FACTORS—Interests of Officers and Directors in the Merger”

“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences of the Merger”

“SPECIAL FACTORS—Fees and Expenses”

“APPRAISAL RIGHTS”

ANNEX C—Section 262 of the Delaware General Corporation Law

Item 8. Fairness of the Transaction

Regulation M-A Item 1014

(a),(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“SPECIAL FACTORS—Fairness of the Merger; Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Positions of the Leonard Green Entities and TPG Entities Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Independent Committee’s Financial Advisor”

ANNEX B—Opinion of UBS Securities LLC

(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“THE SPECIAL MEETING—Record Date; Quorum and Voting”

“THE MERGER AGREEMENT—Conditions to the Completion of the Merger”

(d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Opinion of Independent Committee’s Financial Advisor”

ANNEX B—Opinion of UBS Securities LLC

(e) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendation of Our Board of Directors”

(f) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Fairness of the Merger; Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Background of the Merger”

Item 9. Reports, Opinions, Appraisals and Negotiations

Regulation M-A Item 1015

(a)-(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Opinion of Independent Committee’s Financial Advisor”

ANNEX B—Opinion of UBS Securities LLC

Item 10. Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a),(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing for the Merger; Source and Amount of Funds”

“THE MERGER AGREEMENT—Actions to be Taken to Complete the Merger”

(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Conduct of Our Business if the Merger is Not Completed”

“SPECIAL FACTORS—Fees and Expenses”

“THE MERGER AGREEMENT—Termination of Merger Agreement”

“THE MERGER AGREEMENT— Termination Fees; Reimbursement of Expenses”

(d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing for the Merger; Source and Amount of Funds”

Item 11. Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Interests of Officers and Directors in the Merger”

“SPECIAL FACTORS—Relationship Between Us and Leonard Green and TPG”

“COMMON STOCK OWNERSHIP OF MANAGEMENT, EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS”

(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Interests of Officers and Directors in the Merger”

“SPECIAL FACTORS—Relationship Between Us and Leonard Green and TPG”

“SPECIAL FACTOR—Background of the Merger”

“THE MERGER AGREEMENT”

“COMMON STOCK TRANSACTION INFORMATION”

ANNEX A—Agreement and Plan of Merger

Item 12. The Solicitation or Recommendation

Regulation M-A Item 1012

(d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“THE SPECIAL MEETING—Stock Ownership and Interests of Certain Persons”

“SPECIAL FACTORS-Interests of Officers and Directors in the Merger”

(e) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Fairness of the Merger; Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Positions of the Leonard Green Entities and TPG Entities Regarding the Fairness of the Merger”

Item 13. Financial Statements

Regulation M-A Item 1010

(a) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY FINANCIAL INFORMATION”

“WHERE YOU CAN FIND MORE INFORMATION”

(b) Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“THE SPECIAL MEETING—Proxy Solicitation”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Fees and Expenses”

(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“THE SPECIAL MEETING—Proxy Solicitation”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Interests of Officers and Directors in the Merger”

Item 15. Additional Information

Regulation M-A Item 1011

(b) The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

Regulation M-A Item 1016

(a)(1) Preliminary Proxy Statement filed with the Securities and Exchange Commission on August 11, 2006.

(a)(2) Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement.

(a)(3) Class Action Complaint filed in the Superior Court of the State of California, County of San Diego, captioned Bill J. Harris v. PETCO Animal Supplies, Inc., et al., filed July 19, 2006.

(a)(4) Class Action Complaint filed in the Superior Court of the State of California, County of San Diego, captioned Plumbers Local #65 Pension Fund v. PETCO Animal Supplies, Inc., et al., filed July 21, 2006.

(b)(1) Equity Commitment Letter from Green Equity Investors IV, L.P. to Rover Holdings Corp. and the Board of Directors of PETCO Animal Supplies, Inc., dated as of July 13, 2006.

(b)(2) Equity Commitment Letter from TPG Partners V, L.P. to Rover Holdings Corp. and the Board of Directors of PETCO Animal Supplies, Inc., dated as of July 13, 2006.

(b)(3) Commitment Letter from Credit Suisse Securities (USA) LLC to Rover Holdings Corp., dated as of July 13, 2006.

(b)(4) Commitment Letter from GS Mezzanine Partners 2006 Onshore Fund, LLC to Rover Holdings Corp., dated as of July 13, 2006.

(c)(1) Opinion of UBS Securities LLC, attached as Annex B to the Proxy Statement.

(c)(2) Financial analysis presentation materials, dated July 13, 2006, prepared by UBS Securities LLC for the Independent Committee and the Board of Directors of PETCO Animal Supplies, Inc.

(d) Agreement and Plan of Merger, dated as of July 13, 2006, by and among PETCO Animal Supplies, Inc., Rover Holdings Corp., and Rover Acquisition Corp., attached as Annex A to the Proxy Statement.

(f) Section 262 of the Delaware General Corporation Law, attached as Annex C to the Proxy Statement.

(g) None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 11, 2006	PETCO ANIMAL SUPPLIES, INC.

	By:	/s/ Rodney Carter
	Name:	Rodney Carter
	Title:	Senior Vice President and Chief Financial Officer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 11, 2006	GREEN EQUITY INVESTORS IV, L.P.

	By:	GEI Capital IV, LLC, its General Partner

	By:	/s/ John Baumer
	Name:	John Baumer
	Title:	Senior Vice President

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 11, 2006	GEI CAPITAL IV, LLC

	By:	/s/ John Baumer
	Name:	John Baumer
	Title:	Senior Vice President

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 11, 2006	ROVER HOLDINGS CORP.

	By:	/s/ John Baumer
	Name:	John Baumer
	Title:	Vice President

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 11, 2006	ROVER ACQUISITION CORP.

	By:	/s/ John Baumer
	Name:	John Baumer
	Title:	Vice President

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 11, 2006	TPG PARTNERS V, L.P.

	By:	TPG GenPar V, L.P., its General Partner

	By:	TPG Advisors V, Inc., its General Partner

	By:	/s/ David A. Spuria
	Name:	David A. Spuria
	Title:	Vice President and Secretary

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 11, 2006	TPG ADVISORS V, INC.

	By:	/s/ David A. Spuria
	Name:	David A. Spuria
	Title:	Vice President and Secretary

EXHIBIT INDEX

(a)(1) Preliminary Proxy Statement, filed with the Securities and Exchange Commission on August 11, 2006.

(a)(2) Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement.

(a)(3) Class Action Complaint filed in the Superior Court of the State of California, County of San Diego, captioned Bill J. Harris v. PETCO Animal Supplies, Inc., et al., filed July 19, 2006.

(a)(4) Class Action Complaint filed in the Superior Court of the State of California, County of San Diego, captioned Plumbers Local #65 pension Fund v. PETCO Animal Supplies, Inc., et al., filed July 21, 2006.

(b)(1) Equity Commitment Letter from Green Equity Investors IV, L.P. to Rover Holdings Corp. and the Board of Directors of PETCO Animal Supplies, Inc., dated as of July 13, 2006.

(b)(2) Equity Commitment Letter from TPG Partners V, L.P. to Rover Holdings Corp. and the Board of Directors of PETCO Animal Supplies, Inc., dated as of July 13, 2006.

(b)(3) Commitment Letter from Credit Suisse Securities (USA) LLC to Rover Holdings Corp., dated as of July 13, 2006.

(b)(4) Commitment Letter from GS Mezzanine Partners 2006 Onshore Fund, LLC to Rover Holdings Corp., dated as of July 13, 2006.

(c)(1) Opinion of UBS Securities LLC, attached as Annex B to the Proxy Statement.

(c)(2) Financial analysis presentation materials, dated July 13, 2006, prepared by UBS Securities LLC for the Independent Committee and the Board of Directors of PETCO Animal Supplies, Inc.

(d) Agreement and Plan of Merger, dated as of July 13, 2006, by and among PETCO Animal Supplies, Inc., Rover Holdings Corp., and Rover Acquisition Corp., attached as Annex A to the Proxy Statement.

(f) Section 262 of the Delaware General Corporation Law, attached as Annex C to the Proxy Statement.